SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 14, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q08
Results Presentation

São Paulo, August 14, 2008

Information and Projection

  This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

  This material has been prepared by TAM S.A. (“TAM“ or the “Company”) includes certain forward -looking statements that are based principally on TAM’s current expectations and on projections of future events and financial trends that currently affect or might affect TAM’s business, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of each could cause actual financial condition and results of operations to differ materially from those set out in TAM’s forward -looking statements. TAM undertakes no obligation to publicly update or revise any forwardlooking statements.

  This material is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Likewise it does not give and should not be treated as giving investment advice. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient . No warranty , representation or either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment.

2

The domestic market grew 10% from January to July 2008

3	Source: ANAC

The international market (among Brazilian carriers) is recovering and grew 38% …

4	Source: ANAC

…with higher growth anticipated for Brazilian carriers due to the unbalance in the bilateral agreements…

5	Source: ANAC annual report * estimates

…observed in many countries, as the example between Brazil and USA

6	* 21 frequencies limited to the cities in the north, northeast and central west regions of Brazil and/or Belo Horizonte

We are both domestic and international market leaders

7	Source: ANAC * RPK – Revenue passenger kilometer

2Q08 Highlights	(1/2)

• Steady strengthening of our fleet

  Delivery of 3 A320 (versus 1Q08)

  Redelivery of 4 F100 (versus 1Q08)

  Fleet unification and new network launch of the Paraguayan company Transportes Aereos Mercosur S.A. (TAM Airlines)

• Operational efficiency

  12.7 block hours per aircraft per day

  13 6 block hours per aircraft per .day . considering only the operating fleet

  Average total load factor of 70.4% in 2Q08

  Highest domestic punctuality , with accumulated .84 57% average in 2008 of

• Agreements:

  Memorandum of understanding with Air Canada and Swiss International Air

8

2Q08 Highlights	(2/2)

• Sarbanes -Oxley certification renewed

• Strengthening of our network

  Authorization to fly to Lima, Peru

  New nonstop flights to Buenos Aires, including from Brasília zAwards Received

  Awarded Latin America best 2007 deal for bond issues at 7.375%

  One of the best in Brazil for corporate governance by IR Global Ranking 2008

  Service Excellence Award from Consumidor Moderno Magazine

  2008 Top of Mind among airlines in Rio Grande do Sul

  Valor 1 000 as the best Company in the, Transportation and Logistics sector

• Share Buy-back program

  228 700 thousand shares bought-back .

9

Our gross revenue increased 27% ...

• Domestic passenger revenue grew 31%

• RPK increased 8%

• ASK increased 14%

• International passenger revenue grew 13%

• RPK increased 29%

• ASK increased 22%

• Cargo revenue grew 31%

• Other revenue grew 45%

10

... and total RASK increased 9.5% ...

R$ Cents	2Q07	1Q08	2Q08	2Q08 vs 2Q07	2Q08 vs 1Q08

• RASK total ¹ ²	16.80	16.38	18.40	9.5	12.3

• RASK scheduled domestic²	15.26	15.37	17.66	15.7	14.9
• Domestic load factor - %	71.9	69.9	68.1	-3.9 p.p.	-1.8 p.p.
• Yield scheduled domestic³	22.25	23.09	27.23	22.4	17.9

• RASK scheduled international²	12.30	11.39	11.48	-6.7	0.8
• International load factor - %	69.1	76.9	73.4	4.3 p.p.	-3.5 p.p.
• Yield scheduled international³	17.83	14.82	15.64	-12.3	5.5

• RASK scheduled international² (USD cents)	6.39	6.51	7.21	12.9	10.7
• Yield scheduled international³ (USD cents)	9.26	8.47	9.82	6.1	16.0

11	1 Includes charter. cargo and Other revenues. net of taxes 2 Net of taxes 3 Gross of taxes

... and the total CASK increased 8.4% ...

12

... increasing the spread (RASK-CASK) ...

13

... impacting our margins in BR GAAP ...

14

... and in US GAAP ...

15

... increasing our earnings per share

16

The main difference between BR and US GAAP is the accounting treatment of aircraft leasing

17

Our balance sheet remains solid

R$ million - BRGAAP		2008*	2007	2006	2005	2004

Cash	(1)	2,009	2,607	2,453	995	297

Short-Term Debt	(2)	837	1,005	363	216	204

Long-Term Debt	(3)	1,301	1,345	895	425	399

Total Debt	(A) = (2) + (3)	2,138	2,350	1,258	641	603

Shareholder's Equity	(4)	1,539	1,527	1,449	760	191

Capitalization	(B) = (3 + 4)	2,839	2,872	2,344	1,185	590

Aircraft and flight equipment leases**	(5)	6,193	5,976	5,032	4,389	4,557

Total Debt Adjusted	(C) = (A + 5)	8,331	8,326	6,290	5,030	5,160

Total Capitalization Adjusted	(D) = (3 + 4 + 5)	9,032	8,848	7,376	5,574	5,147

Debt / Capitalization	(A / B)	75%	82%	54%	54%	102%

Adjusted Debt / Adjusted Capitalization	(C / D)	92%	94%	85%	90%	100%

Adjusted Net Debt / Adjusted Capitalization	(C - 1) / (D)	70%	65%	52%	72%	94%

18	* LTM ** Aircraft and flight equipment leases of the last twelve months x 7

Our mix of international revenue reduced due to the appreciation of Real and increase of domestic yield

19

Stocks performance since follow-on

20	www.tam.com.br/ir

We have a positive outlook for 2008

	2008 Guidance	Jan – Jul 2008

Market
	• Domestic market demand growth from 8% to 12% (in RPK terms)	10.0%

TAM	• Maintain leadership in both domestic and	49.3% dom
	international markets	70.9% intl
	• ASK growth of
	• Domestic 14%	13.7%
	• International 40%	33.0%
	• Average load factor at approximately 70% overall	72.2%
	• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	-4.5%*

	• Three additional international destinations or	• Rio de Janeiro – Miami
	frequencies in 2008	• Lima (Peru)

21	* Accumulated from January to June, 2008

Our growth plan is supported by a flexible fleet plan

22

We signed a commitment

23

2Q08
Results Presentation

São Paulo, August 14, 2008

24

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.